SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2002

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:


PRESS RELEASE September 3, 2002

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS THIRD QUARTER 2002

INTERIM FINANCIAL STATEMENTS THIRD QUARTER, 2002

PRESS RELEASE

                POLYAIR INTER PACK TRIPLES THIRD QUARTER EARNINGS

TORONTO, September 4, 2002 - Polyair Inter Pack Inc, reported net income rising to $1.4 million for the fiscal period ended July 27, 2002, a three-fold increase from $491,000 net income reported in the same period a year ago.

Fiscal third quarter 2002 highlights (US$):

  Sales increased 6.7% to $31.9 million, up from $29.9 million in the same period in 2001.

  EBITDA increased 44.8% to $4.2 million, up from $2.9 million in the third quarter a year ago.

  Total debt decreased by $12.5 million to $21.6 million, down from $34.1 million in the comparable quarter last year

  Interest expense decreased 46.2% compared to the prior year due to lower borrowings and lower interest rates.

                                            3 Months Ended                         9 Months Ended
                                 July 27      July 28          %       July 27      July 28         %
                                   2002        2001          Change     2002         2001         Change
Sales
Packaging Products .........      20,705      19,613          5.6%      61,164      58,918         3.9%
Pool Products ..............      11,166      10,305          8.7%      24,105      21,683        11.1%
Total Sales ................      31,871      29,918          6.7%      85,269      80,601         5.8%

Earnings Before interest, ..       4,105       2,910         44.8%       9,773       6,053        62.3%
Taxes, depreciation (EBITDA)

Net Income .................       1,400         491        185.1%       2,599          24          --
Earnings Per Share - Diluted      $ 0.22      $ 0.08        175.0%      $ 0.41       $ NIL          --

All amounts are expressed in thousands of U.S. dollars except per share amounts.

Management's perspective on the quarter

"Polyair continued to deliver solid results in the quarter. We are pleased to report higher sales, improved gross profit, increased operating profit and growth in net earnings for the Company." Henry Schnurbach, Polyair Inter Pack President and Chief Executive Officer, said.

"Our sales performance this quarter continues a trend of higher volumes in several of the products, partially offset by lower average selling prices for certain products. The increase in EBITDA is a result of lower material costs, continued focus on cost control measures and a change in the product mix."

New credit facility for Polyair Inter Pack

Additionally, during the quarter, Polyair negotiated a $56 million multi-year credit facility, which resulted in the reclassification of the current portion of long-term debt.

"The credit facility we arranged this quarter is an important step," Mr. Schnurbach said. "It further enhances management's ability to realize strategic corporate objectives and continue to grow the intrinsic value of the company, which includes strategic acquisitions, plant and equipment expansions and the development and introduction of new innovative products."

Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com), through its Polyair Group manufactures protective packaging; through its Cantar Group the company manufactures swimming pool products, which are sold through a network of some 2,500 distributors across North America. Polyair operates ten manufacturing facilities, seven of which are based in the United States where the Company generates approximately 85% of its annual sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".

Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

For further information contact:
John Foglietta
Chief Financial Officer
Phone: (416) 740-2687
Email: jfoglietta@polyair.com

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS THIRD QUARTER 2002



POLYAIR INTER PACK INC
THIRD QUARTER 2002 RESULTS
JULY 27, 2002
MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations

The company's net sales increased 7% to $31.9 million in the third quarter and 6% to $85.3 million in the first nine months of 2002 compared to the third quarter and first nine months of 2001. The increase in net sales reflects increased unit volumes for certain products, partially offset by changes in product mix and lower average selling prices for certain products.

Sales of packaging products for the third quarter increased 6% to $20.7 million from $19.6 million in the comparable 2001 period. For the nine months ended, sales of packaging products increased 4% to $61.2 million from $58.9 million in the comparable 2001 period. Sales of products for use in the logistic and fulfillment market continued to contribute significantly to the increase in packaging sales partially offset by lower average selling prices for certain products.

Sales of pool products for the third quarter increased 9% to $11.2 million from $10.3 million in the comparable 2001 period. For the nine months ended, pool product sales increased 11% to $24.1 million from $21.7 million in the comparable 2001 period. Sales increased due to higher unit volumes in the majority of the product categories.

Gross profit for the third quarter increased by 27% to $7.5 million from $5.9 million in the comparable 2001 period. For the nine months ended, gross profit increased 26% to $19.6 million from $15.6 million in the comparable 2001 period. As a percentage of sales, gross profit for the third quarter and for the nine months ended was 23% compared to 20% and 19% respectively. This increase was due to lower material costs, favorable product mix and higher overhead absorption due to increased volumes.

Selling and administrative expenses increased by 8.2% in the third quarter and by 2.6% in the first nine months of 2002 compared with the third quarter and the first nine months of 2001 due to higher sales volumes. As a percentage of sales, selling and administrative expenses were 0.2% higher in the third quarter and 0.5% lower for the first nine months of 2002 compared to the third quarter and first nine months of 2001.

Operating profit increased by $1.2 million to $2.8 million in the third quarter of 2002 compared to $1.5 million in the third quarter of 2001. Operating profit increased by $3.7 million to $5.8 million in the first nine months of 2002 compared to $2.1 million in the first nine months of 2001. As a percentage of sales, operating profit in the third quarter increased to 7% compared to 5% in the third quarter of 2001 while in the first nine months of 2002, operating profit increased to7% compared to 3% in the first nine months of 2001. This increase was due to lower material costs, favorable product mix and higher overhead absorption due to increased sales volumes.

Net interest expense decreased by 46.2% to $360,000 in the third quarter of 2002 compared to $669,000 in the third quarter of 2001. Net interest expense decreased by 36.2% to $1.3 million in the first nine months of 2002 compared to $2.1 million in the first nine months of 2001, primarily as a result of lower average borrowings and lower interest rates.

Liquidity and Capital Resources

The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

At July 27, 2002, the company had unused available borrowing capacity of approximately $7.7 million compared to $6.5 million in the previous year.

Inventories decreased by $2.9 million to $12.6 million from $15.5 million in the previous year due to lower material costs and a reduction in seasonal pool product inventories.

The company entered into a new $56 million multi-year credit facility in June 2002 with LaSalle Business Credit, LaSalle Business Credit Canada and Wells Fargo Business Finance Inc. to replace its current facility. The credit utilization of the new facility was approximately $24 million at funding date and is currently at $21 million.

Capital stock increased to $10.0 million from $9.9 million in third quarter as a result of 33,000 options being exercised, under the Company's Employees Share Option Plan. During the quarter, the Company did not purchase any of its common stock under its Normal Course Issuer Bids.

Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER, 2002


POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2002
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)
(UNAUDITED)
                                                            AS AT
                                             JULY 27     OCTOBER 31    JULY 28
                                               2002        2001         2001
ASSETS
Current Assets:
 Cash and short-term investments            $    917    $    897    $    461
 Accounts receivable, net of allowance        15,618      16,162      16,146
  for doubtful accounts
 Income taxes receivable                       1,558         809       2,316
 Inventory                                    12,608      13,738      15,486
 Future income tax assets                        371         359         474
 Prepaid expenses and other                    1,010         768         939
                                             --------    --------    --------
                                              32,082      32,733      35,822

Capital assets, net                           32,988      33,947      34,762

Future income tax assets                         511         511         590

Other assets, net                              1,530       1,422       1,513
                                             --------    --------    --------
                                              67,111      68,613      72,687
                                             ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Bank indebtedness                             812       9,710      12,518
   Accounts payable                           11,895      10,409      12,625
   Accrued liabilities                         6,001       4,537       3,629
   Income taxes payable                        2,399         359       1,391
   Current portion of long term debt           2,773      11,589       3,308
                                             --------    --------    --------
                                              23,880      36,604      33,471

Long-term debt                                17,983       9,361      18,247

Future income tax liabilities                  2,816       2,823       2,335

Shareholders' equity:
 Capital stock                                10,021       9,933       9,933
 Retained earnings                            12,764      10,191       8,550
 Cumulative translation adjustment              (353)       (299)        151
                                             --------    --------    --------
                                              22,432      19,825      18,634
                                             --------    --------    --------
                                            $ 67,111    $ 68,613    $ 72,687
                                             ========    ========    ========



POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2002
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(3 months and 9 months ended July 27, 2002 and July 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

                                              9 MONTHS ENDED JULY                  3 MONTHS ENDED JULY

                                             2002              2001              2002              2001
Sales                                  $    31,871       $    29,918       $    85,269       $    80,601
Cost of sales                               24,397            24,045            65,650            65,044
                                           --------          --------          --------          --------
Gross profit                                 7,474             5,873            19,619            15,557
                                           --------          --------          --------          --------
Expenses:
 Selling                                     2,666             2,380             7,690             7,477
 General and administrative                  2,028             1,958             6,118             5,981
                                           --------          --------          --------          --------
                                             4,694             4,338            13,808            13,458
                                           --------          --------          --------          --------

Operating profit                             2,780             1,535             5,811             2,099
Interest expense, net                          360               669             1,311             2,055
                                           --------          --------          --------          --------
Income (loss) before income taxes
 and minority interest                       2,420               866             4,500                44
Minority interest                               (5)              (11)               (2)               23
Income taxes:                                1,015               364             1,899                43
                                           --------          --------          --------          --------
Net income (loss) for the period             1,400               491             2,599                24
Retained earnings, beginning
 of period                                  11,364             8,059            10,191             8,780
Purchase of treasury stock                       0                 0               (26)             (254)
                                           --------          --------          --------          --------
Retained earnings, end of period       $    12,764       $     8,550       $    12,764       $     8,550
                                           ========          ========          ========          ========
Earnings per share:
  Basic                                $      0.23       $      0.08       $      0.42       $      0.00
  Diluted                                     0.22              0.08              0.41              0.00

Weighted average number of
 shares outstanding:
  Basic                                  6,210,146         6,297,215         6,206,311         6,328,000
  Diluted                                6,339,403         6,297,215         6,295,039         6,328,000




POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2002
CONSOLIDATED STATEMENTS OF CASH FLOWS
(3 months and 9 months ended July 27, 2002 and July 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

                                                        9 MONTHS ENDED JULY             3 MONTHS ENDED JULY
                                                          2002            2001          2002            2001
Cash provided by (used in):
Operating activities:
 Net income (loss) for the period                      $  1,400       $    491       $  2,599       $     24
 Non-cash items:
  Depreciation and amortization                           1,325          1,375          3,962          3,954
                                                        --------       --------       --------       --------
 Change in non-cash components of working capital         2,725          1,866          6,561          3,978
  Accounts receivable                                     4,778          1,840            526            675
  Inventory                                                (402)          (754)         1,082         (2,325)
  Prepaid expenses and other                               (142)           671           (244)          (324)
  Accounts payable and accrued liabilities                2,837          1,075          3,173            438
  Income taxes                                              856            625          1,279           (661)
                                                        --------       --------       --------       --------
                                                         10,652          5,323         12,377          1,781

Financing activities:
 Increase in long term debt                               2,655              0          2,655              0
 Decrease in long term debt                                (656)          (652)        (2,832)        (2,168)
 Increase (decrease) in bank indebtedness               (10,432)        (2,942)        (8,902)         5,387
 Purchase of treasury stock                                   0              0            (63)          (697)
                                                        --------       --------       --------       --------
                                                         (8,433)        (3,594)        (9,142)         2,522
                                                        --------       --------       --------       --------

Investing activities:
 Purchase and deposits on building and equipment         (1,263)        (1,421)        (2,911)        (4,805)
 Other                                                     (300)           (16)          (272)          (418)
                                                        --------       --------       --------       --------
                                                         (1,563)        (1,437)        (3,183)        (5,223)

Effect of foreign currency translation
 on cash balances                                           (47)          (109)           (32)           279
                                                        --------       --------       --------       --------

Increase (decrease) in cash position                        609            183             20           (641)
Cash position, beginning of period                          308            278            897          1,102
                                                        --------       --------       --------       --------
Cash position, end of period                           $    917       $    461       $    917       $    461
                                                        ========       ========       ========       ========

Supplementary information:
Cash paid during the period for:
Interest                                               $    284       $    584       $  1,038       $  1,873
Income taxes, net of refunds                                141           (172)           594            704



POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2002
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3 months and 9 months ended July 27, 2002 and July 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

1. Significant Accounting Policies

These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2001. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2001 . 2. Bank Indebtedness & Longterm Debt

During the quarter the Company negotiated a new $56 million multi-year credit facility, of which $25 million is for working capital, with availability determined monthly based on eligible accounts receivable and inventory. As of July 27,2002 there is an unused available working capital line of credit of approximately $7.7 million. The remaining $31 million is for capital expenditures, acquisitions and new business opportunities. Accordingly, term loans under this agreement have been classified as long-term debt with an appropriate current portion disclosed.

POLYAIR INTER PACK INC. - THIRD QUARTER RESULTS, 2002
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3 months and 9 months ended July 27, 2002 and July 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

3. Segmented Information:

The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

By geographic region:

                               3 MONTHS ENDED JULY  9        MONTHS ENDED JULY
                                2002            2001      2002            2001
Sales:
 United States                  $27,552      $25,679      $73,887      $70,033
 Canada                           4,319        4,239       11,382       10,568
                                 ------       ------       ------       ------
                                $31,871      $29,918      $85,269      $80,601
                                 ======       ======       ======       ======

                                     AS AT JULY 27

                                  2002            2001
Capital assets and goodwill:
 United States                    $24,657      $26,135
 Canada                             7,406        7,210
 Corporate                          1,728        2,311
                                   ------       ------
                                  $33,791      $35,656


By operating segment:

                                        3 MONTHS ENDED JULY           9 MONTHS ENDED JULY
                                        2002          2001           2002            2001
Sales:
 Packaging products                 $ 20,705       $ 19,613       $ 61,164       $ 58,918
 Pool Products                        11,166         10,305         24,105         21,683
                                     -------        -------        -------        -------
                                    $ 31,871       $ 29,918       $ 85,269       $ 80,601
                                     =======        =======        =======        =======

Depreciation and amortization:
 Packaging products                 $    925       $  1,006       $  2,711       $  2,894
 Pool products                           183            178            572            512
 Corporate                               217            191            679            548
                                     -------        -------        -------        -------
                                    $  1,325       $  1,375       $  3,962       $  3,954
                                     =======        =======        =======        =======


Operating profit (loss):
 Packaging products                 $  2,259       $    657       $  7,385       $  3,916
 Pool products                         1,452          1,067          1,885          1,204
 Corporate                              (931)          (189)        (3,459)        (3,021)
                                     -------        -------        -------        -------
                                    $  2,780       $  1,535       $  5,811       $  2,099
                                     =======        =======        =======        =======

Capital expenditures:
 Packaging products                 $  1,139       $  1,079       $  2,314       $  3,649
 Pool products                            61            229            328            775
 Corporate                                63            113            269            381
                                     -------        -------        -------        -------
                                    $  1,263       $  1,421       $  2,911       $  4,805
                                     =======        =======        =======        =======


                                              AS AT JULY
                                         2002          2001
Total assets:
 Packaging products                     $43,338      $44,881
 Pool products                           17,763       21,501
 Corporate                                6,010        6,305
                                         ------       ------
                                        $67,111      $72,687
                                         ======       ======

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 27, 2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer